UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 3 )*


                        PRINCETON VIDEO IMAGE, INC.
                         --------------------------
                              (Name of Issuer)

                       Common Stock, par value $.001
                       -----------------------------
                        (Title of Class of Securities)

                                 742476104
                                 ---------
                               (CUSIP Number)

                                Eduardo Sitt
                     Presencia en Medios, S.A. de C.V.
                              Palmas #735-206
                              Mexico, DF 11000
                                   Mexico
                               (525) 202-2383

                              With a copy to:
                              Joseph A. Stern
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, NY 10004-1980
                               (212) 859-8000
-------------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                               March 20, 2003
                               --------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  742476-10-4              13D                      Page 2 of 10 Pages



  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Presencia en Medios, S.A. de C.V.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) |_|
        (b) |X|

  3   SEC USE ONLY


  4   SOURCE OF FUNDS (See Instructions)

            WC; OO

  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|


  6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Mexico

              7   SOLE VOTING POWER

 NUMBER OF              4,583,771
   SHARES
BENEFICIALLY  8   SHARED VOTING POWER
  OWNED BY
    EACH                3,408,203
 REPORTING
   PERSON     9   SOLE DISPOSITIVE POWER
    WITH
                        4,583,771

              10  SHARED DISPOSITIVE POWER

                        3,408,203

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,991,974

  12  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES
      (See Instructions)     |X|

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            35.4%

  14  TYPE OF REPORTING PERSON (See Instructions)

            OO

CUSIP No.  742476-10-4              13D                      Page 3 of 10 Pages



  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Presence in Media LLC

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) |_|
        (b) |X|

  3   SEC USE ONLY


  4   SOURCE OF FUNDS (See Instructions)

            OO

  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|


  6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

              7   SOLE VOTING POWER

 NUMBER OF              0
   SHARES
BENEFICIALLY  8   SHARED VOTING POWER
  OWNED BY
    EACH                3,408,203
 REPORTING
   PERSON     9   SOLE DISPOSITIVE POWER
    WITH
                        0

              10  SHARED DISPOSITIVE POWER

                        3,408,203

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,408,203

  12  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES
      (See Instructions)     |_|

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            17.6%

  14  TYPE OF REPORTING PERSON (See Instructions)

            OO

                                 SCHEDULE 13D
                                 ------------

          This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.001 (the "Common Stock"), of Princeton Video Image, Inc. (the "Issuer" or "Princeton Video Image"), and amends the
Schedule 13D filed on October 1, 2001, as amended by Amendment No. 1, dated November 13, 2001 and Amendment No. 2, dated February 21, 2003.

ITEM 1.     SECURITY AND ISSUER.

            Unchanged.

ITEM 2.     IDENTITY AND BACKGROUND.

            Unchanged.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 is amended by adding the following paragraph:

            Presencia made the purchase of the Second Convertible Note described in Item 4 using its working capital to finance such purchase.

ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 is amended by adding the following paragraphs:

     On March 20, 2003, Presencia purchased from the Issuer a Convertible Promissory Note (the "Second Convertible Note") in the amount of $500,000 pursuant to the Note Purchase Agreement, as amended by the Amendment to Note Purchase and Security Agreement, entered into on the same date, among Presencia, the Issuer and PVI Holding (the "Amendment"). Other than the principal amount, the Second Convertible Note has the same terms and provisions as the Convertible Note.

     To secure payment of its obligations under the Second Convertible Note, the Issuer granted Presencia a security interest in all of the assets, rights and other property of the Issuer, now existing or acquired in the future. The Second Convertible Note is also subject to all of the terms and conditions set forth in the Intercreditor Agreement, dated as of February 18, 2003, between Presencia and PVI Holding.

     The Amendment (i) provides for the purchase and sale of the Second Convertible Note, (ii) amends Presencia's option to purchase additional convertible promissory notes by reducing the aggregate amount to be purchased under such option from $1.5 million to $1.0 million and (iii) extends the period in which Presencia can give an Election Notice (as defined therein) in connection with its option to purchase additional convertible promissory notes to March 31, 2003.

     The summary set forth herein of certain provisions of the Second Convertible Note and the Amendment does not purport to be a complete description thereof and is qualified in its entirety by reference to the full provisions of the Second Convertible Note and the Amendment filed as Exhibits to this Statement.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 is amended in its entirety as follows:

          The percentages set forth in this Item 5 are based on 18,487,802 shares of Common Stock outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed November 14, 2002.

     (a) Presencia directly beneficially owns 1,336,711 shares of Common Stock, the Convertible Note which is convertible into 2,000,000 shares of Common Stock at an initial conversion price of $0.75, the Second Convertible Note which is convertible into 666,666 shares of Common Stock at an initial conversion price of $0.75 and warrants to purchase 580,394 shares of Common Stock, and may also be deemed to indirectly beneficially own 2,544,435 shares of Common Stock and warrants to purchase 863,768 shares of Common Stock held by Presence in Media, resulting in beneficial ownership of 7,991,974 shares of Common Stock, or approximately 35.4% of the outstanding Common Stock.

          Presence in Media directly beneficially owns 2,544,435 shares of Common Stock and warrants to purchase 863,768 shares of Common Stock, resulting in beneficial ownership of 3,408,203 shares of Common Stock, or approximately 17.6% of the outstanding Common Stock.

          Eduardo Sitt owns options to purchase 44,166 shares of Common Stock. Each of David Sitt and Roberto Sonabend has been granted (a) options to purchase 235,000 shares of Common Stock in connection with his service as co-Chief Executive Officer of the Issuer and (b) options to purchase 275,000 shares of Common Stock in connection with his service as Corporate Vice President of Publicidad Virtual, S.A. de C.V ("Publicidad Virtual"), the Issuer's wholly owned subsidiary.

            (b) Presencia has sole power to vote and dispose of 4,583,771 shares of Common Stock and shared power to vote and dispose of 3,408,203 shares of Common Stock. Presence in Media has shared power to vote and dispose of 3,408,203 shares of Common Stock.

            (c) As more fully discussed in Item 4: (i) On September 20, 2001, the Issuer issued, in the aggregate, 2,678,353 shares of Common Stock and warrants to purchase 1,036,825 shares of Common Stock to Presencia and Presence in Media in exchange for the outstanding capital stock of Publicidad Virtual, (ii) on November 8, 2001, Presencia purchased 615,385 shares of Common Stock from the Issuer for $3.25 per share, (iii) on February 18, 2003, Presencia purchased the Convertible Note from the Issuer and (iv) on March 20, 2003, Presencia purchased the Second Convertible Note from the Issuer.

            (d)    Not applicable.

            (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Unchanged.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Item 7 is amended by adding the following Exhibits;

            Exhibit H:  Amendment to Note Purchase and Security
Agreement, dated March 20, 2003, by and among Presencia, the Issuer and PVI Holding, LLC.

            Exhibit I:  $500,000 Convertible Promissory Note, dated March 20,
2003.

                                  SIGNATURES
                                  ----------

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 20, 2003

                                    PRESENCIA EN MEDIOS, S.A. DE C.V.
                                    By: /s/ David Sitt
                                       -----------------------------------
                                         Name:  David Sitt
                                         Title:  Director General


                                    PRESENCE IN MEDIA LLC
                                    By: Presencia en Medios, S.A. de C.V.,
                                      its sole member

                                    By: /s/ David Sitt
                                       -----------------------------------
                                         Name:  David Sitt

                                  Appendix 1
                                  ----------

                            Joint Filing Agreement
                            ----------------------


The undersigned agree that the foregoing Statement on Schedule 13D is being filed with the Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k)(1).



Dated:  March 20, 2003
                                    PRESENCIA EN MEDIOS, S.A. DE C.V.
                                    By: /s/ David Sitt
                                       -----------------------------------
                                         Name:  David Sitt
                                         Title:  Director General


                                    PRESENCE IN MEDIA LLC
                                    By: Presencia en Medios, S.A. de C.V.,
                                      its sole member

                                    By: /s/ David Sitt
                                       -----------------------------------
                                         Name:  David Sitt